Leo Holdings Corp.

21 Grosvenor Place

London, SW1X 7HF

February 9, 2018

VIA EDGAR

Ms. Mara L. Ransom

Assistant Director

Office of Consumer Products

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3561

Washington, D.C. 20549

Re:	Leo Holdings Corp.
Registration Statement on Form S-1
File No. 333-222599

Dear Ms. Ransom:

Leo Holdings Corp. (the “Company”), previously requested on February 6, 2018, that the Staff of the Securities and Exchange Commission accelerate the effectiveness of the above referenced registration statement to 4:00 p.m., Eastern Time, on February 8, 2018, pursuant to Rule 461 under the Securities Act of 1933, as amended, or as soon thereafter as practicable.

The Company hereby wishes to withdraw such request for acceleration.

If you have any questions related to this letter, please contact Christian O. Nagler of Kirkland & Ellis LLP at (212) 446-4660.

Sincerely,

/s/ Lyndon Lea
Lyndon Lea